Exhibit 99.1

Corporación América Airports Announces an Amendment of the Puerta del Sur Concession, in Uruguay

LUXEMBOURG--(BUSINESS WIRE)--November 9, 2021--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport concession operator in the world by number of airports, announced today that its subsidiary Puerta el Sur S.A. (“PdS”), which operates the Carrasco International Airport in Montevideo, Uruguay, has signed an agreement with the Government of Uruguay (the “Amended Concession Agreement”), to amend the existing concession agreement that was originally signed on February 6, 2003.

Pursuant to the Amended Concession Agreement, the term of the concession was extended for an additional 20-year period, from November 2033 to November 2053 and incorporates six additional regional airports, bringing CAAP´s network in Uruguay to a total of eight airports. Finally, the Amended Concession Agreement also establishes a capital investment program of US$67 million to be deployed in these new six airports, by 2028.

Mr. Martín Eurnekian, CEO of Corporación America Airports, noted: “I am pleased to announce the extension for an additional twenty years of the Carrasco International Airport concession in Uruguay, which is a strategic infrastructure asset in the country that we have been successfully operating since 2003, providing a gateway from the country’s capital to the world. I am also excited for the six additional airports that we are bringing into the concession, reinforcing our leadership position in the country’s airport network. This is a significant milestone for our Company that strengthens long-term sustainable growth in Uruguay. The additional investments we have agreed to undertake will enable us to continue expanding and enhancing infrastructure in the country, including airport security, safety as well as the overall passenger experience, as we have done over the past 18 years.”

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: Patricio.esnaola@caairports.com
Phone: +5411 4899-6716